Mail Stop 4561

May 22, 2009

Robert L. Saxe
Chairman and Chief Technology Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797

> **Re:**   **Research Frontiers Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-09399**

Dear Mr. Saxe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

1.   We note your statement that "the Company's Chairman and its CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiary) required to be included in the Company's periodic SEC filings." We note the same language appears in Item 4 of your Form 10-Q for the quarter ended March 31, 2009. Please tell us, if true, that as of the end of the periods covered by your Form 10-K and Form 10-Q, your officers concluded

that your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by your company in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please confirm that you will include similar disclosure in your future filings.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

Exhibits 31.1 and 31.2

2.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In addition, we note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of your Rule 13a-14(a) certifications. We also note that these same changes appear in the certifications filed with your quarterly report on Form 10-Q for the quarter ended March 31, 2009. In future filings, please be sure that your certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. See Staff Alert: Annual Report Reminders (March 4, 2005) at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (516) 364-3798
        Joseph M. Harary, Esq.
        President, Chief Executive Officer and General Counsel
        Research Frontiers Incorporated